

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Mark Dillon, Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

> **Re: Golden Growers Cooperative**
> **Form 10, Amendment 1**
> **Filed June 30, 2010**
> **File No. 0-53957**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you indicate that the company is a non-accelerated filer not a smaller reporting company. Please advise us how you determined that the company is not a smaller reporting company.

Item 1.Business
Business Operations, page 4

2.   We note that you have revised your arrangement with your members and Cargill effective January 1, 2010 based on disclosure on page F-7. Please clarify that your disclosure relates to periods after January 1, 2010 and that arrangements prior to that date were different.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Three Months Ended March 31, 2010 and March 31, 2009
Revenues, page 12

3. Please revise your discussion of net corn (expense) and income from ProGold to describe and quantify the underlying variances between each period. For example, you should clarify how much in corn revenues/expenses were generated from the Method A incentive payment and the Method B agency fee, respectively. Your analysis should not merely recite information presented in your statement of operations.

Liquidity and Capital Resources, page 14

4. We reviewed your response to our prior comment 7 and your tabular disclosure of contractual obligations. In order to provide an investor with a better understanding of your contractual obligations, revise to include a footnote to your table to describe the nature of such purchase obligations.

Item 5.   Directors and Executive Officers, page 17

5. Please revise your disclosure to address how the Chairman, 1st Vice Chairman, 2nd Vice Chairman and Secretary are selected. Advise us of the basis for your determination that the disclosure required by Item 401(e)(1) of Regulation S-K is not required for the Chairman, 1st Vice Chairman and 2nd Vice Chairman. We may have further comment.

Item 7. Certain Relationships and Related Transactions, Director Independence, page 22

6. We have reviewed your response to prior comment number 15 of our letter dated may 27, 2010. In it you refer to the New York Stock Exchange definition of independent director. Please include in the disclosure the definition to which you refer.

Financial Statements
General

7. We reviewed response to our prior comment 20. Your response did not address our comment, thus the comment will be reissued. We reviewed your 2008 Annual Report previously included on your website, www.goldengrowers.com, and noted material differences between your prior year financial information presented therein and your prior year information included in this amended Form 10. Specifically, we note changes were made to the Balance Sheet, Statement of Cash Flows and Statement of Changes in Members' Equity. For example, you included a 2008 investment in US BioEnergy in your financial statements included on your website, but no such investment was included in your financial statements in your amended Form 10. Please tell us about the nature of these changes, reconcile them to your current financial statements and tell us how you considered FASB ASC 250-10-45 in your analysis.

Notes to Financial Statements
Note 1 – Nature of Operations, F-6

8. For the period from September 1, 2008 through December 31, 2008, we note you presented net corn (expense) of $0 here, whereas in your discussion of your results of operations for this period on page 13, you indicate this amount was $21,000. Please reconcile this apparent inconsistency.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, F-7

9. We reviewed your response to our prior comment 24, noting you recognized corn revenue based on what Cargill, your agent, paid your members for their corn and that corn expense was determined by the Board. It appears from your disclosure throughout your registration statement that total corn expense would be the amount paid to your members by Cargill plus the costs incurred by you in connection with Cargill's corn procurement services. If Board approval is related solely to the latter of those costs (i.e. the procurement were not charged to members in 2009, 2008 and 2007), please revise to clarify your disclosure accordingly. On the other hand, if the Board determines all of the corn expense to be recognized, please revise your disclosure to clarify this point and tell us when such determination is made each year.

10. In connection with the comment above, please tell us if there is a relationship between the Board's determination of corn expense as described herein and the Board's determination of distributions to members as disclosed on page 26.

Note 6 – Employee Benefit Plans, F-10

11. We reviewed your response to our prior comment 27, noting your assertion that your pension plan is considered immaterial to the financial statements and, as a result, disclosures required by FASB ASC 715 are not provided. Please provide us with the analysis you performed to conclude your pension plan is immaterial and include a discussion of the total pension liability and the pension's funded status.

12. In connection with the comment above, we note in your response to our prior comment 27 that your pension plan applies to only one eligible participant, yet in your updated disclosure you have indicated that the pension plan relates to two employees. Please reconcile this apparent inconsistency.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390, if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Kimberly A. Lowe, Esq.
Facsimile: (612) 492-7077